Exhibit (a)(3)

                            Millennium Funding IV LLC
                  c/o Georgeson Shareholder Communications Inc.
                                 17 State Street
                            New York, New York 10004

                                November 24, 1999

Re: Offer to Purchase Units of Limited Partnership Interest in High Equity Partners L.P. - Series 88

Dear Limited Partners:

In accordance with a court-approved settlement of a class action and derivative litigation involving High Equity Partners L.P. - Series 88 (your "partnership"), we are offering to acquire up to 25,034 units of limited partnership interest in your partnership for $113.15 per unit in cash. Enclosed for your review and consideration are documents relating to our offer to purchase your units.

The general partners of your partnership are our affiliates. As a result of this affiliation, your partnership has indicated that it is remaining neutral and making no recommendation as to whether its limited partners should tender their units in response to our offer. Limited partners are urged to read our offer to purchase and the related materials and the enclosed Schedule 14D-9 carefully and in their entirety before deciding whether to tender their units.

To accept our offer, complete the enclosed letter of transmittal and return it to us on or prior to December 22, 1999. Any questions, requests for additional information, or requests for assistance should be made to us at (800) 223-2064.

You should evaluate our offer based on your own particular financial circumstances. Our offer contains numerous terms and conditions that you should review before making a decision, including certain risk factors that are summarized on the first page of our offer to purchase. We suggest that you review our offer to purchase with your personal financial and tax advisors.

Sincerely,

Millennium Funding IV LLC